Exhibit 99.1

Vipshop Reports Second Quarter 2013 Financial Results

2Q13 Total Net Revenues Up 159.7% YOY

2Q13 Gross Margin Increased to 23.5%

Achieved Net Profit of US$9.0 Million

Conference Call to be Held at 8:00 AM U.S. Eastern Time on August 15, 2013

Guangzhou, China, August 14, 2013 — Vipshop Holdings Limited (NYSE: VIPS), China’s leading online discount retailer for brands (“Vipshop” or the “Company”) today announced its unaudited financial results for the quarter ended June 30, 2013.

Second Quarter 2013 Highlights

•                  Total net revenues increased by 159.7% over the prior year period to US$351.3 million, primarily attributable to a 138.7% increase in the number of active customers1 from 1.5 million to 3.5 million and a 136.3% increase in total orders2 from 4.7 million to 11.0 million.

•                  Gross margin increased to 23.5% from 21.8% in the prior year period.

•                  Non-GAAP income from operations3 was US$9.5 million, as compared to a non-GAAP loss from operations of US$3.8 million in the prior year period. Non-GAAP operating income margin4 was 2.7%, compared to a non-GAAP operating loss margin of 2.8% in the prior year period.

•                  Net income was US$9.0 million, compared to a net loss of US$5.8 million in the prior year period. Net income margin was 2.6%, compared to a net loss margin of 4.3% in the prior year period.

•                  Non-GAAP net income5 was US$11.8 million compared to a non-GAAP net loss of US$4.2 million in the prior year period. Non-GAAP net income margin6 was 3.4% compared with a non-GAAP net loss margin of 3.1% in the prior year period.

Mr. Eric Shen, Chairman and CEO of Vipshop, stated, “We are proud to report another solid quarter with strong revenue growth and margin expansion.  We believe that these results attest to our growing market leadership and brand reputation as China’s leading online discount retailer for brands.  Our unique positioning is underpinned by our core competency in merchandizing, logistics and consumer intelligence that are specifically designed and integrated into our differentiated business model. As we continue to leverage our strong market position, we have further grown our loyal customer base and deepened our relationships with our brand partners, strengthening the scale effects associated with our growing business operation.  With almost 140% year-over-year increase in both active customer count and the number of total orders, Vipshop has increasingly become the preferred online discount outlet for our customers to shop for their favorite brands and for brand partners to provide special offers on their merchandise.  Building upon our increased operation and scale effect, we remain confident that our market leadership position will continue to help us deliver strong returns for our shareholders over the long term.”

1 Active customers are defined as any registered member who has purchased products from the Company at least once during the period.

2 Total orders are defined as the total number of orders placed during the period.

3 Non-GAAP income/(loss) from operations is a non-GAAP financial measure, which is defined as income/(loss) from operations excluding share-based compensation expenses.

4 Non-GAAP operating income/(loss) margin is a non-GAAP financial measure, which is defined as non-GAAP income/(loss) from operations as a percentage of  total net revenues.

5 Non-GAAP net income/(loss) is a non-GAAP financial measure, which is defined as net income/(loss) excluding share-based compensation expenses.

6 Non-GAAP net income/(loss) margin is a non-GAAP financial measure, which is defined as non-GAAP net income /(loss) as a percentage of total net revenues.

Mr. Donghao Yang, CFO of Vipshop, commented, “We are pleased that our increased business scale and brand recognition have and will continue to strengthen our bargaining power and operational efficiency, further improving our overall profitability. As we remain focused on enlarging our warehouse capacity, improving operational efficiency and expanding our mobile commerce capabilities, we aim to further expand upon growth opportunities associated with China’s large and underdeveloped discount retail market.  We believe this dedication will further strengthen Vipshop’s customer loyalty and brand partner satisfaction while fostering sustained growth.”

Second Quarter 2013 Financial Results

REVENUES

Total net revenues for the second quarter of 2013 increased by 159.7% to US$351.3 million from US$135.3 million in the prior year period, primarily driven by growth in the number of active customers and total orders.

The number of active customers for the second quarter of 2013 increased by 138.7% to 3.5 million from approximately 1.5 million in the prior year period. The number of total orders for the second quarter of 2013 increased by 136.3% to 11.0 million from 4.7 million in the prior year period.  This increase was primarily due to the Company’s continued efforts to optimize and increase brand and product selection, available on its website. In addition, the Company has expanded its warehouse capacity to help facilitate and accommodate increased demand from customers as well as accelerate the delivery of purchased products.

GROSS PROFIT

Gross profit for the second quarter of 2013 increased by 179.6% to US$82.6 million from US$29.6 million in the prior year period. This reflects both the significant increase in total net revenues as well as continued margin expansion. Gross margin increased to 23.5% in the second quarter of 2013 from 21.8% in the prior year period. This increase is attributable to the Company’s increased bargaining power with its suppliers due to increased purchasing scale.

OPERATING INCOME AND EXPENSES

Total operating expenses for the second quarter of 2013 increased by 118.6% to US$77.3 million from US$35.4 million in the prior year period. As a percentage of total net revenues, total operating expenses decreased to 22.0% from 26.1% in the prior year period.

•                       Fulfillment expenses increased by 108.4% to US$42.8 million from US$20.5 million in the prior year period, primarily reflecting the increase in sales volume and number of orders fulfilled. As a percentage of total net revenues, fulfillment expenses decreased to 12.2% from 15.2% in the prior year period, which reflects the Company’s strategy of shifting towards using regional and local delivery services to reduce the Company’s shipping and handling expenses per order as well as the capacity expansion of regional warehouses.

•                  Marketing expenses increased by 128.9% to US$15.1 million from US$6.6 million in the prior year period. As a percentage of total net revenues, marketing expenses decreased to 4.3% from 4.9% in the prior year period, demonstrating the Company’s ability to control marketing expenses by retaining repeat customers and achieving high growth of new customers through word-of-mouth referrals.

•                  Technology and content expenses increased by 225.9% to US$8.7 million from US$2.7 million in the prior year period, primarily reflecting the Company’s continued efforts to invest in its website and IT systems to better support future growth. As a percentage of total net revenues, technology and content expenses was 2.5%, compared with 2.0% in the prior year period.

•                  General and administrative expenses increased by 92.9% to US$10.8 million from US$5.6 million in the prior year period, primarily due to increased headcount and office rentals associated with the growth in the Company’s overall business. As a percentage of total net revenues, general and administrative expenses decreased to 3.1% from 4.1% in the prior year period, reflecting the Company’s increased operational leverage as well as continued cost-control efforts.

Income from operations increased to US$6.7 million, compared to a loss from operations of US$5.4 million in the prior year period, reflecting the growing scale of the Company’s operations, improved gross margin and costs control. Operating income margin increased to 1.9%, compared to an operating loss of 4.0% in the prior year period.

Non-GAAP income from operations, which excludes the impact of share-based compensation expense, increased to US$9.5 million, compared to a non-GAAP loss from operations of US$3.8 million in the prior year period.  Non-GAAP operating income margin increased to 2.7%, compared to a non-GAAP operating loss margin of 2.8% in the prior year period.

NET INCOME/LOSS

Net income increased to US$9.0 million, compared to a net loss of US$5.8 million in the prior year period. Net income margin increased to 2.6%, compared with a net loss margin of 4.3% in the prior year period.  Net income per diluted ADS7 increased to US$0.16, compared to a net loss per diluted ADS of US$0.11 in the prior year period.

Non-GAAP net income, which excludes share-based compensation expenses, increased to US$11.8 million compared to a non-GAAP net loss of US$4.2 million in the prior year period. Non-GAAP net income margin increased to 3.4% compared with a non-GAAP net loss margin of 3.1% in the prior year period. Non-GAAP net income per diluted ADS increased to US$0.20 in the second quarter of 2013 compared to a non-GAAP net loss per diluted ADS of US$0.08 in the prior year period.

For the quarter ended June 30, 2013, the Company’s weighted average number of ADSs used in computing diluted income per ADS was 58,036,735.

As of June 30, 2013, the Company had cash and cash equivalents of US$167.2 million and held-to-maturity securities of US$217.3 million.

For the second quarter of 2013, net cash from operating activities was US$11.1 million.

Business Outlook

For the third quarter of 2013, the Company expects its total net revenues to be between US$365 million and US$370 million, representing a year-over-year growth rate of approximately 134% to 137%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

7 “ADS” means American Depositary Share. Each ADS represents two ordinary shares, par value US$0.0001 per share, of the Company.

Conference Call Information

The Company will hold a conference call on Thursday, August 15, 2013 at 8:00 am Eastern Time or 8:00 pm Beijing Time to discuss its financial results and operating performance for the second quarter 2013.

To participate in the call, please dial the following numbers:

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852-3051-2745
Conference ID:	#20205962

The replay will be accessible through August 22, 2013 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61 2 8199 0299
Conference ID:	#20205962

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.vipshop.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited is China’s leading online discount retailer for brands. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit ir.vipshop.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding demand for and market acceptance of flash sales products and services; competition in the discount retail industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of shareholders’ equity, consolidated statements of cash flows, and the detailed notes required by Accounting Standards Codification 270 Interim Reporting (“ASC270”), have not been presented. Vipshop uses non-GAAP net income/(loss), non-GAAP net income/(loss) per diluted ADS, non-GAAP income/(loss) from operations, non-GAAP net income/(loss) margin, and non-GAAP operating income/(loss) margin, each of which is a non-GAAP financial measure. Non-GAAP net income/(loss) is net income/(loss) excluding share-based compensation expenses. Non-GAAP net income/(loss) per diluted ADS is non-GAAP net income/(loss) divided by weighted average number of diluted ADS. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding share-based compensation expenses. Non-GAAP operating income/(loss) margin is non-GAAP income/(loss) from operations as a percentage of total net revenues.  Non-GAAP net income/(loss) margin is non-GAAP net income/(loss) as a percentage of total net revenues. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income/(loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Vipshop Holdings Limited

Millicent Tu

Tel: +86 (20) 2233-0732

Email:IR@vipshop.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 405-4866

Email: IR@vipshop.com

Vipshop Holdings Limited

Condensed Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(In US dollars, except for share data)

	Three Months Ended
	June 30,2012	June 30,2013	March 31,2013
	USD	USD	USD
	(Unaudited)	(Unaudited)	(Unaudited)

Net revenues	135,279,785	351,027,738	310,658,681
Other revenues (1)	—	261,475	—
Total net revenues	135,279,785	351,289,213	310,658,681
Cost of goods sold	(105,727,006)	(268,659,461)	(237,908,540)
Gross profit	29,552,779	82,629,752	72,750,141
Operating expenses
Fulfillment expenses(2)	(20,540,533)	(42,815,750)	(37,699,224)
Marketing expenses	(6,593,048)	(15,092,686)	(13,126,003)
Technology and content expenses	(2,656,044)	(8,656,210)	(7,948,145)
General and administrative expenses	(5,575,356)	(10,755,077)	(9,804,914)
Total operating expenses	(35,364,981)	(77,319,723)	(68,578,286)
Other income	369,609	1,438,012	1,306,068
(Loss) income from operations	(5,442,593)	6,748,041	5,477,923
Interest expense	(33,977)	—	—
Interest income	375,826	3,607,987	2,436,478
Exchange gain (loss)	(678,866)	1,039,605	(222,618)
(Loss) income before income taxes	(5,779,610)	11,395,633	7,691,783
Income tax expenses	—	(2,362,458)	(1,850,610)
Net (loss) income	(5,779,610)	9,033,175	5,841,173

Weighted average numbers of shares used in calculating earnings (loss) per share:
––Basic	101,138,565	110,564,733	103,004,723
––Diluted	101,138,565	116,073,470	109,132,970

Net earnings (loss) per share
––Basic	(0.06)	0.08	0.06
––Diluted	(0.06)	0.08	0.05

Net earnings (loss) per ADS (2 ordinary shares equal to 1 ADS)
––Basic	(0.11)	0.16	0.11
––Diluted	(0.11)	0.16	0.11

(1)Other revenues primarily consist of fees charged to third-party merchants which the Company provides platform access for sales of their products.

(2) Including shipping and handling expenses, which amounted US$12 million, US$23.5 million and US$24 million in the three month periods ended June 30, 2012, June 30, 2013 and March 31, 2013, respectively.

Net (loss) income	(5,779,610)	9,033,175	5,841,173
Other comprehensive income, net of tax:
Foreign currency translation adjustments	90,810	929,198	219,668
Comprehensive (loss)income	(5,688,800)	9,962,373	6,060,841

	Three Months Ended
	June 30,2012	June 30,2013	March 31,2013
	USD	USD	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Share-based compensation charges included are follows
Fulfillment expenses	75,540	184,945	77,771
Marketing expenses	29,628	91,117	80,247
Technology and content expenses	212,248	689,445	261,343
General and administrative expenses	1,286,408	1,826,200	2,766,446
Total	1,603,824	2,791,707	3,185,807

Vipshop Holdings Limited

Condensed Consolidated Balance Sheets

(Amounts in US dollars)

	As of December 31, 2012	As of June 30, 2013
	USD	USD
		(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	124,472,629	167,214,905
Restricted deposits	—	—
Held-to-maturity securities	86,097,191	217,314,886
Accounts receivable	6,990,560	2,192,221
Amounts due from related parties	177,237	—
Other receivables	9,993,887	10,510,137
Inventories	143,963,931	117,534,809
Advance to suppliers	9,569,795	13,863,756
Prepaid expenses	686,876	1,875,785
Deferred tax assets	—	3,205,385
Total current assets	381,952,106	533,711,884
NON-CURRENT ASSETS
Property and equipment, net	12,637,567	16,085,557
Deposits for property and equipment	4,322,217	2,516,913
Other assets	5,230	3,050
Total non-current assets	16,965,014	18,605,520
TOTAL ASSETS	398,917,120	552,317,404
		—
LIABILTIES AND EQUITY
CURRENT LIABILITIES
Accounts payable (Including accounts payable of the VIE without recourse to the Company of $101,556 and $35,563 as of December 31, 2012 and June 30, 2013, respectively)	193,455,827	190,757,330
Advance from customers (Including advance from customers of the VIE without recourse to the Company of $55,948,713 and $52,261,942 as of December 31, 2012 and June 30, 2013, respectively)	55,948,713	52,261,942
Accrued expenses and other current liabilities(Including accrued expenses and other current liabilities of the VIE without recourse to the Company of $24,908,418 and $55,512,863 as of December 31, 2012 and June 30, 2013, respectively)	52,676,443	97,282,377
Amounts due to related parties(Including amounts due to related parties of the VIE without recourse to the Company of $789,057 and $ 1,286,479 as of December 31, 2012 and June 30, 2013, respectively)	1,335,756	1,748,221
Deferred income (Including deferred income of the VIE without recourse to the Company of $10,850,319 and $13,101,398 as of December 31, 2012 and June 30, 2013, respectively)	12,917,567	14,215,130
Total current liabilities	316,334,306	356,265,000
Total liabilities	316,334,306	356,265,000

EQUITY:
Ordinary shares (US$0.0001 par value, 471,620,833 shares authorized, and 101,284,881 and 110,648,469 shares issued and outstanding as of December 31, 2012 and June 30, 2013, respectively)	10,128	11,065
Additional paid-in capital	258,368,448	355,813,887
Accumulated losses	(176,025,335)	(161,150,987)
Accumulated other comprehensive income	229,573	1,378,439
Total shareholders’ equity	82,582,814	196,052,404
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	398,917,120	552,317,404

Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended
	June 30,2012	June 30,2013	March 31,2013
	USD	USD	USD
	(Unaudited)	(Unaudited)	(Unaudited)
(Loss) income from operations	(5,442,593)	6,748,041	5,477,923
Share-based compensation expenses	1,603,824	2,791,707	3,185,807
Non-GAAP (loss) income from operation	(3,838,769)	9,539,748	8,663,730

Net (loss) income	(5,779,610)	9,033,175	5,841,173
Share-based compensation expenses	1,603,824	2,791,707	3,185,807
Non-GAAP net (loss) income	(4,175,786)	11,824,882	9,026,980

Non-GAAP weighted average numbers of shares used in calculating net income (loss) per share:
––Basic	101,138,565	110,564,733	103,004,723
––Diluted	101,138,565	116,073,470	109,132,970

Non-GAAP net income/loss per share
––Basic	(0.04)	0.11	0.09
––Diluted	(0.04)	0.10	0.08

Non-GAAP net income/loss per ADS (2 ordinary shares equal to 1 ADS)
––Basic	(0.08)	0.21	0.18
––Diluted	(0.08)	0.20	0.17